Filed by Abitibi-Consolidated Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                      Subject Company: Abitibi-Consolidated Inc.
                                                  Commission File No.: 001-14636


FORWARD-LOOKING STATEMENTS
Any statements made regarding the proposed transaction between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in the following documents that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words "expects," "projects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the "Companies"). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated's and Bowater's plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated's and Bowater's products, the future development of
Abitibi-Consolidated's and Bowater's business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The following documents also include information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in the following documents will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following documents are expressly qualified by information contained in each company's filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's and Bowater's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities commissions and available at the SEC's internet site (HTTP://WWW.SEC.GOV) and on SEDAR (HTTP://WWW.SEDAR.COM). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, AbitibiBowater Inc. will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/ prospectus/ management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/ prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC's internet site (HTTP://WWW.SEC.GOV) and on SEDAR (HTTP://WWW.SEDAR.COM). Copies of the joint proxy statement/ prospectus/management information circular and the filings with the SEC and the Canadian securities commissions that will be incorporated by reference in the joint proxy statement/ prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention:
Investor Relations, (514) 394-2341,or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations, (864) 271-7733.

PARTICIPANTS IN THE SOLICITATION
Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated's directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 31, 2006, and the management information circular with respect to
Abitibi-Consolidated's 2006 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on March 31, 2006. Information regarding Bowater's directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy Statement with respect to Bowater's 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities commissions when they become available.

--------------------------------------------------------------------------------
                  ABITIBI/BOWATER MERGER ANNOUNCEMENT WEBCAST
                                JANUARY 29, 2007
--------------------------------------------------------------------------------

CORPORATE SPEAKERS

o    Frank Alessi          Abitibi-Consolidated Inc.        Director - IR
o    John Weaver           Abitibi-Consolidated Inc.        President, CEO
o    David Paterson        Bowater Inc.                     President; CEO
o    Bill Harvey           Abitibi-Consolidated Inc.        CFO
o    Pierre Rougeau        Bowater Inc.                     CFO

PARTICIPANTS

o    Chip Dillon           Citigroup                        Analyst
o    Joe Stivaletti        Goldman Sachs                    Analyst
o    Edings Thibault       Morgan Stanley                   Analyst
o    Rich Schneider        UBS                              Analyst
o    Mark Wilde            Deutsche Bank Securities         Analyst
o    Don MacDougall        Adage Capital                    Analyst
o    Bill Hoffman          UBS Warburg                      Analyst
o    Kevin Cohen           Banc of America                  Analyst
o    Paul Quinn            Salman Partners                  Analyst
o    Sean Steuart          TD Newcrest                      Analyst
o    Steve Chercover       D.A. Davidson & Company          Analyst


--------------------------------------------------------------------------------
                                  PRESENTATION
--------------------------------------------------------------------------------

Operator: Good day, ladies and gentlemen, and welcome to the Merger Announcement Webcast. My name is Carissa, and I will be your coordinator for today.

[OPERATOR INSTRUCTIONS]

I would now like to turn the presentation over to your host for today's call, Mr. Frank Alessi. Please proceed, sir.

Frank Alessi: Thank you, Carissa. Good morning, everyone. Before we get started, the press release and presentation for today's call are available on both companies' websites. And the transaction websites is also available, which would be www.abitibibowater.com. We have scheduled this call for one hour, and there will be a question-and-answer session at the end. We ask that each person ask one question with one follow-up. A separate press conference has been scheduled for 11 o'clock, and details have been posted on the appropriate websites. This call will be available for replay, and will be archived on the three websites later today.

In order to help you understand the transaction that we are announcing today, we will be making some forward-looking statements during this call including statements regarding advance or developments that we believe or anticipate will or may occur in the future. This presentation and our discussion today will include statements that do not directly or exclusively relate to historical facts. Such statements are forward-looking statements within the meaning of the Securities Laws, and include statements regarding the benefits of the proposed combination, integration plans, expected synergies, anticipated future financial operating performances and results and the like.

These statements are based on current expectations of management of Abitibi and Bowater. There are a number of risks and uncertainties that would cause actual results to differ materially from the forward-looking statements. These factors are referred to in the written presentation, and there are other factors that may affect the future results of Abitibi and Bowater, which are set forth in their respective filings with the Securities and Exchange Commission. The written permission and such filings are available at Abitibi's and Bowater's websites and are filed with the SEC.

I will now turn the call over to Mr. John Weaver, President and CEO of Abitibi-Consolidated. And Mr. Weaver will follow -- will be followed by David Paterson, Chairman, President and CEO of Bowater. We will then take your questions. Mr. Weaver?

John Weaver: Good morning, everyone. Thank you for joining us today. This is a very exciting day and important day for both Abitibi-Consolidated and Bowater. With me today are David Paterson, and Pierre Rougeau, CFO of Abitibi-Consolidated, and CFO -- and Bill Harvey, CFO of Bowater.

I'd like to start by saying a few words about the strategy behind this merger and the significant benefits we believe it will bring to our shareholders, customers and other stakeholders. Then, I will hand the call over to David who will give you Bowater's perspective and provide detail of the combined company. At the end, we will take your questions.

The strategic rationale for this merger of equals is clear. Combining the two companies will create a leading global paper and forest products company that is stronger, both operationally and financially, than either company and is better able to compete in an increasingly global market.

As you know, our industry is facing significant challenges. Our customer needs are changing. The competition continues to increase, and there is lower demand for newsprint in North America. Given these challenges, the benefits of combining our companies are compelling. We will strengthen our ability to generate efficiencies, to improve our financial profile and to create an asset mix that will put us in position to better meet customer needs and compete more effectively in the global marketplace.

Additionally, this transaction will create significant value through the realization of approximately US$250 million of annualized synergies. Achieving these efficiencies will make Abitibi, Bowater a stronger competitor, a company that is better positioned for the years ahead. Let me walk you quickly through the transaction. As you know, this is an all-stock merger of equals with no premium paid by either side.

Former Abitibi-Consolidated shareholders will hold 48% of the new company's shares, and former Bowater shareholders will hold 52%. The shares will be listed on the New York and Toronto Stock Exchanges, and the new company will be incorporated in Delaware. We will report in US dollars and utilize US GAAP.

The Board of Directors of the company will have -- will be 14 Directors, seven from each company. And I will serve as Executive Chairman of the new company, and Dave Paterson, also a Director, will be President and CEO. The transaction is subject to several approval levels, first of course, our shareholder vote and regulatory approvals, both in the United States and Canada as well as customary closing conditions. And we expect the deal will close in the third quarter of 2007.

The headquarters for the new company will be in Montreal, Canada, so it'll be the executive headquarters. And we will have our operational -- regional operational headquarters in Greenville, South Carolina, which will be basically focused on the manufacturing and sales functions for the south-eastern US mills. Before we go on to look at the -- what the company will look like, I'd like to speak to the synergies, which bring significant value to the overall transaction.

The synergies itself are, there's $250 million of synergies that come from basically four areas; production or manufacturing synergies, SG&A, distribution and procurement. These costs synergies are certainly through sale -- scale of the project, and we expect to realize $125 million of these synergies by the end of the first year, and $250 million by the end of the second year. The NPV of the cost synergies is significant at US$1.5 billion. This is about 65 -- 60% of the combined current equity value of the new company.

The synergies will come from -- as the four main areas I've spoken to. And these are outlined in slide six of your package, which has been sent to you. But in production, we're looking for, really, a synergy from a sharing of best practices across the new and bigger company. In SG&A, certainly we have an overlap of administrative and sales offices, which will yield some synergies. Distribution and logistics benefits come from our mill network and the ability to service customers from various sites. And procurement will certainly be -- volume discounts are the main drivers.

The $250 million of synergies came from independent evaluation by both companies, and then we put together a clean team, which really helped us focus on the true -- the value. And certainly the $250 million synergies are in the range of relative transactions that have come from previous transactions, which you can see on slide seven, at about 7.1% of last 12 months sales.

And if you look -- and finally, on a pro forma basis, if you look at the impact of the synergies on the pro forma, you can see that EBITDA is increased from $876 million [over] the last 12 months estimate, and with synergies would be $1.1 billion, so a significant bottom line impact by delivering these synergies.

And with that, I'd like to turn it over to Dave who will talk about what the new company looks like.

David Paterson: Thank you, John, and good morning. This is an exciting day for Bowater and for the new Abitibi, Bowater. On slide nine or page nine of the presentation, if you look at the relative size of this new entity that we've created today on a sales basis, third-largest public company. And on an enterprise value with synergies, you can see quite a significant pick-up in enterprise value as we deliver the synergies that John discussed.

On page ten, look at our pro forma, Abitibi, Bowater together, you can see in terms of volume, quite a large newsprint company, but also other products that are important in potential strategic options for future growth as we move forward on the volume side and on a sales basis. Roughly 50% or slightly less than 50% of our sales coming from newsprint, and you can see the diversified portfolio businesses that we would have going forward.

On 11, clearly we'd be an eastern Canadian, southeast United States asset-based company. We also have a mill in South Korea, which is a Bowater mill. And we have a mill in the UK, which is an Abitibi mill, so not only North American assets, but international asset, a large diversified portfolio.

On 12, we look at both the product mix and the customer markets we hit. As you can see, we touch a number of markets and customer sets, both in North America and globally. And on the product side, we have a full range of communication papers for newsprint up to coated free-sheet products, quite a broad product offering and quite a broad reach into customer base.

On 13, to reiterate earlier comments, we think this is a good deal for shareholders, employees and customers. It's going to create a highly competitive company that can compete on a global basis. The market of newsprint remains a very competitive market with over 15 suppliers in North America, not counting those suppliers in the rest of the world. We continue to see this as an emerging global market with new entrants and new competitors around the world.

And in terms of capacity, we think that the North American demand can easily be met by others in the marketplace as well as the Abitibi, Bowater, so a very competitive market, which we plan to continue to participate in. From a customer point of view, we feel that we're going to be able to deliver from a more stable financial platform, quality customer service, product development, and ultimately, a viable, long-term, solid supplier that they can depend on.

And with that, I'll turn it over to John.

John Weaver: So just to summarize then, today, the merger of -- to Abitibi and Bowater creates an industry leader that is strongly positioned to adapt to evolving customer needs and to meet the challenges of the forest products market. We see upside potential for shareholders of both companies.

We're a financially stronger business with improved cash flow, revenue and EBITDA, and substantial value through realization of the over $250 million of synergies. There is benefits to our customers in a competitive marketplace. There's benefits to our employees as part of a stronger, more competitive company, and we will be better positioned for success than either company would be on its own.

So with that, we'll turn it back to Frank and questions.

Frank Alessi: Carissa?


--------------------------------------------------------------------------------
                          QUESTION AND ANSWER SESSION
--------------------------------------------------------------------------------

Operator: [OPERATOR INSTRUCTIONS]

And your first question comes from the line of Chip Dillon of Citigroup. Please proceed.

Chip Dillon: Yes, good morning. And by the way, thanks so much for the --.

Frank Alessi: Chip, you're going to have to speak up a little. We can't hear you.

Chip Dillon: Yes. I said -- yes. Thank you, good morning. I wanted to thank you for the appendix on the slides. That will save a lot of questions, I'm sure, with that level of detail. So, thank you. My first question is, on slide 13, you mentioned that the other North American suppliers will have capacity equal to 70% of North American demand. I assume that is pretty much because I think both companies combined are exporting what, roughly 30% of what you produce? And that's pretty much an ongoing level of exports. Is that correct?

David Paterson: Yes Chip, this is Dave. Yes, that's true. We're both exporters. We both have strong export positions. We both have mills internationally as well, which help us export from North America as well. That segment -- as you know, the global growth in newsprint has been quite strong in certain markets. We both participated in that, and we would both plan to continue participating in that.

Chip Dillon: Okay. And then, if you could [ask] us what you have done in terms of how you anticipate the anti-trust process will go. I could sit here and I know you can list all the reasons, you haven't made money in five years, you've got new people coming in the market, together you're less than 20%. We could go on and on. But nonetheless, you've got some pretty powerful and loud voices among your customers. And they may not like this. And what -- how do you think this is going to go, both in Canada and in Washington?

John Weaver: Well, I think we've put together a strong case, and we'll be making our filings immediately or within the next several days really. And I think you pretty well outlined some of the points that we're going to try to make. And certainly one is that, as we've said that, our competitors, 15 competitors, have the ability to supply over 70% of North American demand. And this is easily calculated from the statistics. And we will continue to build on that and other issues as we look out to resolve it -- and we're confident we'll be able to find a solution.

Chip Dillon: Okay. And last question, and then we'll turn it over. You mentioned you have 3.1 million tons of uncoated mechanical. What percentage of that -- or sorry, what is the tons that you would consider to be supercalendared? Is it just the 880 at -- I think that's the number, Abitibi? Or, is that not the right number to use?

David Paterson: Well, Bowater has super -- we have two mills that produce supercalendar SCA and SCB, the Donnacona and Dolbeau. So, you need to add those in.

Chip Dillon: So, is the capacity of those --?

David Paterson: It's a little over a million.

Chip Dillon: Okay, got you. Thank you.

Dave Paterson: You're welcome.

Operator: Your next question comes from the line of Joe Stivaletti of Goldman Sachs. Please proceed.

Joe Stivaletti: Hi, good morning. I was just wondering if you could talk about the bond you have outstanding, and just confirm that your intent is to leave those bonds outstanding? It looked like in the pro forma as the total debt wasn't going to change. And it doesn't appear that you have covenants that would require those bonds to be taken out.

John Weaver: Let's let Bill answer that one.

Bill Harvey: At least, I'll speak on our side. And then, Pierre can follow. From the Bowater side, we have no bonds that would require any redemptions because of this transaction.

Pierre Rougeau: -- it's the same thing here.

Joe Stivaletti: So, you're not required to take out any of the bonds? And I know that you're talking about a closing that isn't until the third quarter, but would you envision any major changes to your debt structure as part of this transaction or in conjunction with it? Or, have you not had a time to address that yet?

John Weaver: I think that certainly in the time that goes forward, both companies will continue their commitments to pay down debt that we've spoken to publicly. And I imagine as we put together the new company, we'll continue to be -- have a focus on overall debt reduction and increasing the financial flexibility of our company.

David Paterson: John raises a good point. We'll be independent companies for several months here. And from a Bowater perspective, we continue to do our land sales and debt reduction plan as we've outlined in previous discussions.

Joe Stivaletti: Right, right. Okay, great. And I just -- have you -- as part of this combination, have you identified any assets that would look to sell? I know Bowater's been doing the timberlands, and Abitibi's announced about the hydro. But, I wondered if there was anything else that you had identified that as a result of the combination, you would think would make sense to divest?

David Paterson: Well, we -- the $250 million of synergies we identified, that's not based on any other asset disposals other than the ones we're doing independently from each other.

Joe Stivaletti: Okay, thank you.

David Paterson: You're welcome.

Operator: And your next question comes from the line of Edings Thibault from Morgan Stanley. Please proceed.

Edings Thibault: Good morning, gentlemen. A quick question on the synergies, just wondering if you could put into buckets -- dollar buckets or rough dollar buckets, the source of the synergies?

Dave Paterson: John?

John Weaver: So -- well, we've -- based on our analysis we got for production and manufacturing efficiencies, we have approximately $105 million. In the SG&A bucket, we have $85 million, and for distribution, $30 million, in procurement, $30 million. So, that's how it adds up to $250 million of synergies.

Edings Thibault: Great, thanks. And then, one other final question is, can you talk about, John, how you and Dave anticipate working together with the Executive Chairman position and CEO position, how you anticipate that'll work going forward?

John Weaver: I think that I'll speak first, and then Dave can make some comments. But, we've outlined certain responsibilities that we'll do together, and we really look forward to creating a team. We'll be working together on people and organizational aspects as well as strategy. And certainly on the integration and synergies will head up that team. And on a day-to-day basis, I will have corporate functions, and Dave will have sales and manufacturing.

David Paterson: And I guess the only thing I'd add, I think there's going to be plenty on our plates to do. The merging of these two cultures and two organizations is critical to our success. John and I have gotten to know each other over the course of this process, and I'm confident and look forward to making and creating a great company.

Edings Thibault: Great, thank you.

Operator: And your next question comes from the line of Rich Schneider of UBS. Please proceed.

Rich Schneider: I was wondering if you could talk about how this may change your relationship with the newsprint publishers? Now, the industry seems to be going to six-months contract, and how do you see the relationship maybe even evolving when you have this kind of a merger taking place?

David Paterson: Well, let me take a crack at that one. I think it's important that our customers and we be successful. Clearly, the challenges that we face in terms of newsprint consumption are mutual challenges, and we work very closely with our customers now and in the future. I think our role as manufacturers is to be globally competitive, make high-quality products and have financial stability that our customers can depend on while delivering products and services they need.

I think they are on their side, from discussions and reading, certainly are facing new business challenges as their business model changes. And I would hope, and we believe, that it's critical for their success that they have a strong, viable newsprint supplier such as AbitibiBowater who can help them through those transitions. So, I think we'll be fine with our customers. And we know our customers, either through selling, or in many cases, both companies have had joint venture invest strategies with customers. So, we have deep knowledge and appreciation of each other.

Rich Schneider: And the focus has been, obviously, on newsprint. But, the other operations are 52% of the mix. Could you talk about some of the things you may be looking to do with some of the other key operations like uncoated groundwood or the lumber operations -- maybe differently in this combined entity?

John Weaver: Well first of all, it certainly is a more diversified company. We have a much bigger -- three billion board feet of lumber, so we have a much more diversified in terms of lumber. And certainly with the uncoated, mechanical grades, we provide a one-stop shop all the way from directories all the way up through the supercalendar grades, even up to mechanical groundwood grades and also our new and innovative High Brights that we've introduced to the marketplace. So, I think we have basically a one-shop -- one-shop stop for our various customers.

David Paterson: And I would add Rich, I think from a Bowater perspective, we've always talked about options in terms of conversions and upgradings. And I think from a larger and more financially stable platform that we could do that, hopefully on an accelerated pace. So, it's quite exciting for us. I think it's quite exciting for John's team. I know it's quite exciting for John's team. And it gives us the ability to do some things we might not have been able to do as independent companies.

Rich Schneider: And just that last question, does any of this change what you're -- been looking to do with your hydro assets?

John Weaver: No, I think -- we announced our partnership on Friday, we're going to do a 25% financial partner in our hydro assets and at the end of the day, as we've always said, the new company, or Abitibi to start with will continue to operate those assets and we're not planning to divest of those assets.

Rich Schneider: Thank you.

Operator: Your next question comes from the line of Mark Wilde of Deutsche Bank. Please proceed.

Mark Wilde: Good morning. John, just kind of a question where we maybe take two steps back. I wonder if, from your perspective, there are any lessons to be learned from the prior combinations that particularly Abitibi has gone through that you've been a part of, either Stone Consolidated and/or the Donahue deal?

John Weaver: Well, I think one of the lessons we're going to use is we certainly have learned how to deliver on the synergies. And so, we're going to use some of the processes and operational procedures that we learned during those previous transactions to ensure that we deliver on the $250 millions of synergies that come to the bottom line.

Mark Wilde: And what about -- when you get a merger of equals, one of the obvious questions is who's in control and how do we make decisions, any thoughts on that?

David Paterson: Well let me answer, Mark. I think you're touching on a critical point, which is really how do we bring the cultures of these two companies together so we can deliver the results faster. And I'll say from my perspective, it's clearly been a focus of our Board of Directors and our senior management team that, as we go into this venture and we committed to this venture that we all had to commit to make it work.

And the issue you're touching on is critical, if we don't work together quickly as a team, and I'm confident that John and I can do that, then we won't be able to deliver the synergies. So that's a key element, and I think all the people have discussed it quite openly, and we've been above board about it, and John and I quickly came to an understanding of how we would operate as individuals. And I'm very comfortable, and I know John's very comfortable, because we have spent significant time discussing this very issue and understand its importance to success.

John Weaver: And I think when you do have bad experiences, if we have had some, we want to make sure we don't duplicate those again. So we outline ways to ensure that they don't happen again, and that's been part of the discussions.

Mark Wilde: Okay. And then just two details. Can you talk about the status and amount of tax shields in the new co, and then also perhaps employment contracts?

Pierre Rougeau: Tax shields on new co will be basically let's say the same as the two companies have together right now. So we don't expect to lose any of the tax shield going into this new company. And I think that's one of the key elements of this transaction as well.

Mark Wilde: Okay. Can you remind us of what that total number would be?

Pierre Rougeau: I beg your pardon?

Mark Wilde: Can you remind us of what the total number would be?

Pierre Rougeau: Well in the US it's about US$1 billion of NOLs.

Mark Wilde: Okay. In Canada?

Pierre Rougeau: In Canada the number is less because both companies basically went back in time, and we have recaptured, on our own without talking to each other we just happened to do the same thing. We've recapture past NOLs. So what was done is that we've increased our capital cost allowance for going forward.

Mark Wilde: Okay. And then finally --.

Pierre Rougeau: So, we don't expect to be paying cash taxes for a while, even though the synergies are quite significant.

Mark Wilde: Okay. And then finally, just anything on employment contracts.

John Weaver: I think both companies have a limited number of severance compensation agreements and it's certainly nothing that should significantly impact the deal at all. And these will be filed when we do the filing.

Mark Wilde: Okay. Thanks, John. Thanks, Dave. And good luck.

David Paterson: Thank you, Mark.

Operator: Your next question comes from the line of [Don MacDougall] of Adage Capital. Please proceed.

Don MacDougall: I'll start by saying that it seems that this makes a lot of strategic sense, but my question was really on valuation and why we should assume that Friday's closing price is the right value to put on the respective assets?

It seems to me that, after five years of under performance, which I attribute primarily to the Canadian dollar for Abitibi, that the Bowater shareholder here might be getting the better deal, particularly in light of the hydro assets, plus the Augusta. And the second question that I have with respect to this is, while we wait for approval Bowater will continue to pay a dividend, will there be any adjustment for the Abitibi shareholder?

John Weaver: First of all, I'm sure the Bowater shareholders will be happy to hear you think they got the best of the deal, but I think that we looked at this and we've basically focused on making a merger of equals. The relative market transaction is based on the market of the last 20 days, the market of the last year, the last six months. We've been pretty much in that range market wise for the last year, plus or minus a little bit.

And so, we feel like that was a fair strike relationship. And I think the big driver for this, for both shareholders, is delivering on the $250 million of synergies which will significantly outweigh the other parts of the transaction.

David Paterson: The dividend question, we as an independent company still plan to pay the dividend, the Board is very strongly behind that. And as the companies come together post closing, that'll be for the Board to decide going forward.

Don MacDougall: Thanks.

Operator: Your next question comes from the line of Bill Hoffman of UBS. Please proceed.

Bill Hoffman: Good morning. The first question is just you indicate that you think the competitors can provide 70% of the newsprint requirements in North America, I just wondered if you could sort of explain how you define that and how much of that includes imports? And then the second question is just, having to deal with asset consolidations/rationalization and how much -- I know you can't talk about specific facilities, but how much capacity rationalization do you think you can achieve through the merger?

David Paterson: Okay, well let me take a crack at the first question. I think it's a number that says that, if the capacity that's available in North America was to stay in North America from our competitors' hands and service the US and Canadian marketplace, that they could cover 70% of it. So that says they stop exporting, they take the US share they want to take, or the North American share they want to take, and the market is adequately supplied.

North American producers in total, and of course I think the two of us together, the two biggest exporters. But most North American producers are exporting a fairly significant portion of their capacity. So in our opinion, there is ample capacity to meet North American demand, particularly in light of that we've been losing demand in North America for a few years now. So that's really where that number comes from. John, --.

Bill Hoffman: Would that include the groundwood capacity?

David Paterson: Groundwood machines can be newsprint machines. I mean most of them used to be newsprint machines. So in theory you could make the argument, I think we will make the argument, if the market were hot you could switch back to making newsprint.

John Weaver: But the basic calculation comes from, if you look at the year-end statistics, the capacity production was something like 12.5 million tons. AbitibiBowater has 6 million tons, so that leaves 6.5 million for the rest. US demand is just under 10, more like 9.5 million, so 6.5 divided by 9.5 you get your 70% demand.

David Paterson: Right.

John Weaver: And as far as rationalization, I think that we have -- overall investigation, our thinking process around delivering of the synergies has not really gotten into any rationalization of our operating units, so we believe that we can deliver the $250 million of synergies independent of that.

Bill Hoffman: Great, thank you.

Operator: Your next question comes from the line of Kevin Cohen of Banc of America. Please proceed.

Kevin Cohen: Good morning, congratulations. From a bond holder perspective I'm wondering, can you comment if all the bonds --.

Frank Alessi: Kevin, can you speak up please? We can't hear you.

Kevin Cohen: Can you hear me now?

David Paterson: A little better.

Frank Alessi: A little better.

Kevin Cohen: I'm wondering if you can comment, will all of the bonds be warehoused in the same "box"? And in conjunction with that, are there any cross guarantees in place so that all of Bowater's assets support Abitibi debt equally and ratably?

Frank Alessi: You're going to have to repeat the question and we ask that you really speak up louder please.

Kevin Cohen: All right, I'll try this. Maybe the headset's not working well. Can you comment, will all of the bonds be warehoused in the same "box"? And in conjunction with that, is there a cross guarantees in place so that all of Bowater's assets support Abitibi debt equally and ratably?

Bill Harvey: Kevin, it's Bill Harvey, I think I understand what you're asking. And at this point, we're structuring the deal, but we have no plans yet to put any new guarantees in place. Of course, when we release the proxy circular you can look into that, but at this point there are no plans to do any guarantees.

Kevin Cohen: Okay. And then secondarily, can you comment in terms of the 2007 outlook for newsprint consumption I guess in North America? Kind of what you guys are looking for and how would you think about Asian imports, China's always the [wall of worry] that the market's concerned about, and the ability of the new company to cut capacity to stabilize prices? Thanks a lot.

David Paterson: Okay, let me take a crack at that one. I think you've seen the sort of industry analects or industry pundants view of what's going to happen in North America consumption, clearly the market needs to stabilize in North America. We think '07 is going to be another challenging year on the newsprint side in North America, not only because of demand issues, but to the second point you pointed out.

We clearly believe that international capacity, primarily in Asia and China, is going to impact the market, either through direct imports, which many of our customers have said that they're engaged in trials and in discussions in terms of procuring Chinese tonnage. Or, the other impact will be in the international markets where we see Chinese tonnage displacing North American exports.

And we've already seen some of that in the first quarter, particularly in markets in Southeast Asia. So, it's a highly competitive market. I think both companies, in this period while we remain independent, will have to make their own decisions and continue to execute their '07 business plans. From my perspective, I've got to run the company as Bowater and under the guidelines of our '07 business plan until we're merged.

John Weaver: I think Dave just his discussion of the challenges our industry faces is one of the compelling reasons for this transaction. Bringing the two companies together and delivering on the $250 million of synergies will certainly provide cost efficiencies to the new company, as well as the ability for us to deliver to our customers new products and new quality.

Kevin Cohen: Great. Thanks a lot, and good luck.

David Paterson: Thank you.

Operator: Your next question comes from the line of Paul Quinn of Salman Partners. Please proceed.

Paul Quinn: Yes great, thanks. Just a question on the synergies, you outline 105 million in the production of synergies, but I think I just caught John saying that there's no rationalization in that 105 million, i.e. that 105 million doesn't assume that you shut down any facilities, is that correct?

John Weaver: That's correct. The synergies are based on all operations to continue forward.

Paul Quinn: Okay. Secondly, on just -- does the affect the remaining purchase of the part of Alabama River that you don't own? Or, you're still going ahead with that right?

John Weaver: It was the remaining part of Augusta.

Paul Quinn: Oh right, Augusta, sorry. Okay thanks. And just lastly, just on the management teams, what's the build of that team? You sort of announced yourself and Dave, but what's the rest of the team look like?

John Weaver: Well I think, basically Dave and I are the only two guys that have jobs for sure. As you think about it we expect this process to take until the third quarter, therefore it's probably premature to announce our executive team. But we expect it to be a balanced structure from both companies. And as we get nearer to the closing, we'll be making announcements.

Paul Quinn: Great. Thanks, guys.

Operator: Your next question comes from the line of Sean Steuart of TD Newcrest. Please proceed.

Sean Steuart: Thank you, a lot of my questions have been answered. The $125 million in one-time costs associated with getting the synergies, how quickly will that be spent once the deal closes?

David Paterson: Well let me take it. I think a lot of it is front loaded and I think a good number to say is two-thirds will be front loaded, and a lot of it is transaction expense and severance expense for those employees that don't stay with the new company. The back half, the other third, is going to be around execution of the synergies.

Sean Steuart: The severance --?

David Paterson: So two-thirds up front in the first 12 months, and the last third in the second 12 months.

Sean Steuart: So the severance would just be I guess head office or managerial guys obviously not associated with mill closures?

David Paterson: Well as John has said a couple times, this doesn't contemplate any mill closures or mill rationalizations, and it's really sort of the direct overlap of corporate functions and support functions.

Sean Steuart: And David, just -- safe to assume that you're obviously going to be moving to the Montreal head office indefinitely?

David Paterson: Yes, please don't direct any realtors to me. Yes, I'm moving to Montreal.

Sean Steuart: Okay. That covers my questions, thank you.

Operator: [OPERATOR INSTRUCTIONS]

Your next question comes from the line of Steve Chercover of D.A. Davidson. Please proceed.

Frank Alessi: And then this will be the last question, Carissa. Is that all right?

Operator: Sure.

Frank Alessi: Thank you.

Steve Chercover: Okay thanks, just a couple quick ones. First of all, can you tell us -- do you have a notion of what the final share count will be?

David Paterson: Can't hear you.

Steve Chercover: The final share count for the merged entity?

Bill Harvey: Shares outstanding. You're asking shares outstanding of the new co?

Steve Chercover: That's correct.

Bill Harvey: It'll be 57 million.

Steve Chercover: 57 million. Do you have a sense of what CapEx will be combined?

David Paterson: I think on a pro forma basis we just added our '07 business plans.

Bill Harvey: Right.

John Weaver: Which both of us have announced, so basically 150, 175 I think.

Bill Harvey: Yes.

David Paterson: Yes.

Steve Chercover: Thanks. And one last one, have you given any thought, or has anyone reflected to you what the index composition will be? Will it be included in both the TSE and the S&P? Or any thoughts on that?

David Paterson: He's asking the split, where we're going to trade.

Steve Chercover: I know you're going to trade in both Toronto and New York.

David Paterson: Right.

John Weaver: Yes, but I think as a US incorporated company we'll part of the S&P 400 and not part of the TSX. But I can't really say what percent of the index.

Steve Chercover: That was it, thank you.

John Weaver: Thanks.

David Paterson: Thanks, Steve.

Frank Alessi: Thank you, Carissa, thank you everyone for joining. Have a good day.

Operator: Thank you for your participation in today's conference. This concludes the presentation, you may now disconnect. Good day.


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